UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

85 Medinat ha-Yehudim St.

Herzliya,
4676670, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On February 17, 2026, XTL Biopharmaceuticals Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”). However, the Extraordinary General Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Extraordinary General Meeting will be reconvened on Tuesday, February 24, 2026 at 4:00 p.m., Israel time, at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 17, 2026	/s/ Noam Band
Noam Band Chief Executive Officer

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